SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

10 September 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 10 September 2020 re: Non-Executive Board and Committee Changes

10 September 2020

LLOYDS BANKING GROUP PLC - BOARD AND COMMITTEE  CHANGES

Lloyds Banking Group announces that Simon Henry, a Non-Executive Director of Lloyds Banking Group since June 2014, has informed the Board of his intention to retire as a Director of the Group on September 30th 2020 in order to allow him more time to pursue his other business commitments.

Following Simon's retirement, Sarah Legg, a Non-Executive Director of the Group and member of the Group Board's Audit Committee since December 2019, will succeed Simon as Chair of the Audit Committee with effect from October 1st 2020. Sarah was Group Financial Controller at HSBC until early 2019 following a long career in financial leadership roles.

Catherine Woods, a Non-Executive Director since March 2020, has also been appointed to join the Audit Committee with immediate effect.

Lord Blackwell, Group Chairman, said "I and the Board hugely appreciate the contribution Simon has made to the Group during his six years on the Board, including his leadership of the Audit Committee since 2016. We wish him well in his continuing Board roles. I am delighted that Sarah Legg has agreed to take on the Chair of the Audit Committee when Simon retires."

-      END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 10 September 2020